July 14, 2016

QTRRF: OTCQX International
QTA: TSX VENTURE
NR-09-16

Quaterra Announces Sale of Interest in Herbert Glacier Project to Joint Venture Partner Grande Portage

Transaction for the sale of interest in Nieves project, Mexico, has also been concluded

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) today announced the sale of its remaining 35% participating interest in the Herbert Glacier project, Alaska, to its joint venture partner Grande Portage Resources Ltd (“Grande Portage”).

On closing, Grande Portage will issue to Quaterra 1,182,331 shares, equal to 9% of its issued and outstanding common shares. In addition, Grande Portage will allot and deliver to Quaterra within five business days of a financing or financings totaling up to $1 million that number of additional shares required to maintain Quaterra’s interest at 9%. Grand Portage will also pay Quaterra $250,000 within 90 days of receipt of a feasibility report for the property or in event of a change of control or sale. Grande Portage will assume any and all obligations related to Quaterra’s participating interest under the JV agreement.

Nieves transaction concluded

Quaterra today also reports that the previously announced sale of its 50% interest in the Nieves project, Mexico, has been concluded with payment of the final $1 million tranche owing to Quaterra by Blackberry Ventures, I LLC on June 30, 2016. Quaterra no longer holds any interest in assets in Mexico.

Says Quaterra Chief Executive Officer Thomas Patton: “These two transaction represent the conclusion of Quaterra’s previously announced strategy to dispose of all non-core assets. The funds raised from these efforts will continue to provide Quaterra with the resources to focus its efforts on exploring and developing its assets in the historic copper district of Yerington, Nevada.”

“For the past two years, we have been able to conduct among others, a six-hole exploration drilling campaign, geophysical surveys, desktop studies and groundwork at Yerington without any dilution to our shareholders or in the project,” says Patton. “Our efforts at Yerington are ongoing, and include identifying compelling targets for the next phase of drilling and assessing the over-all development potential at Yerington.”

In June 2014, Quaterra and its subsidiary Singatse Peak Services LLC (“SPS”) entered into a four-year agreement that gives Freeport-McMoRan Nevada LLC (“Freeport Nevada”) an option to earn an initial 55% interest in SPS by providing $40.7 million in option payments to SPS. In June 2016, the agreement was extended for up to two years by Freeport Nevada making payments in four tranches of $5.75 million. Freeport Nevada can earn a further 20% in SPS (increasing its holding to 75%) by spending $99.5 million or by funding a feasibility study, whichever comes first. Before then, Freeport Nevada can terminate the agreement at its discretion.

Quaterra’s Yerington Copper Project – located in the historic Yerington Copper District, about 70 miles southeast of Reno, Nevada – consists of the Bear porphyry copper deposit; the Yerington pit oxide and sulfide deposit previously mined by Anaconda; the MacArthur oxide and sulfide deposit; and several untested exploration targets. Quaterra’s 51-square-mile land package is situated in a mining-friendly jurisdiction with a history of copper production and good infrastructure. It also owns valuable water rights in the district. Quaterra has invested some $36 million in the Yerington District since 2006, and has released NI 43-101-compliant oxide and sulfide resources at both MacArthur and Yerington, and a preliminary economic assessment at MacArthur. Quaterra’s Yerington assets have the potential to be transformed into a large-scale, long-life copper mining operation.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQX: QTRRF) is a copper exploration and development company with the primary objective to advance its U.S. subsidiary’s copper projects in the Yerington District, Nevada.

On behalf of the Board of Directors,
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.

For more information please contact:
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.
604-641-2758

More information on Quaterra and its Yerington Copper Project can be found on the Company’s website at www.quaterra.com

Disclosure note:
Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “believes”, “anticipates”, “intends”, “has the potential”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that the Company will receive all payments due under its sale agreements and option payments over the next 24 months; that exploration drilling will be undertaken, particularly at the Bear deposit; that results will define further mineralization or high grade zones; that historical and new exploration will support a resource on the property; and that the Yerington assets have the potential to support mining operations. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.